June 18, 2010
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Williams Pipeline Partners L.P. and Northwest Pipeline GP Forms 10-K for the Fiscal Year Ended December 31, 2009 Filed February 23, 2010 File No. 001-33917 and 001-7414
Dear Mr. Owings:
               On behalf of Williams Pipeline Partners L.P. and Northwest Pipeline GP, we are writing in response to your letter dated June 2, 2010, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.
Williams Pipeline Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	Please note that we performed concurrent reviews of the Northwest Pipeline GP (“Northwest”) and Williams Pipeline Partners L.P. (“WMZ”) Forms 10-K since the Northwest financial statements are included in both documents. To the extent the comments below are applicable to Northwest, please apply them to the financial statements included with the WMZ Form 10-K under Item 3-09 of Regulation S-X and to the financial statements included in the stand-alone Form 10-K of Northwest.

Response

We will apply these comments to both the financial statements included with the WMZ Form 10-K under Item 3-09 of Regulation S-X and to the financial statements included in the stand-alone Form 10-K of Northwest.
Business, page 5
2.	In the third paragraph on page 5 you state that Northwest is your primary asset, but on page 41 you state that it is your only asset. Please revise or advise.

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

Response

In future filings we will revise the language to consistently state that Northwest is WMZ’s only significant asset.

3.	Please describe the business of each of your subsidiaries. Based on our review of Exhibit 21.1 and your discussion on page 111, it appears that your interest in Northwest Pipeline GP is held through Williams Pipeline Partners Holdings LLC, but there is no mention of this in your Business discussion. Please also describe the business done by Williams Pipeline Operating LLC. See Item 101(a) of Regulation S-K.

Response

WMZ is a holding company with no independent assets or operations. WMZ owns a 100 percent member interest in Williams Pipeline Operating LLC, a Delaware limited liability company, which in turn owns a 100 percent member interest in Williams Pipeline Partners Holdings LLC, a Delaware limited liability company. Williams Pipeline Partners Holdings LLC owns a 35 percent general partner interest in Northwest, which we account for as an equity investment. WMZ does not have any consolidated subsidiaries other than Williams Pipeline Operating LLC and Williams Pipeline Partners Holdings LLC, and these two subsidiaries do not have any operations or hold any other significant assets except as described above. We will include this additional information in Item 1 – Business in any future annual filing on Form 10-K for WMZ.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 45
4.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing whether you should record your contingencies or environmental liabilities would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of Securities Act Release No. 33-8350.

Response

In future filings we will revise the discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates. We will also address, when appropriate, both a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.

The following narrative provides an example of how these changes may appear in future filings using WMZ’s 2009 filing as a model:

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

               Contingencies
We record liabilities for estimated loss contingencies when we assess that a loss is probable and the amount of the loss can be reasonably estimated. At December 31, 2009 and 2008, we have an accrual for loss contingencies of $800 thousand and $100 thousand, respectively. Revisions to contingent liabilities are generally reflected in income when new or different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. Liabilities for contingent losses are based upon our assumptions and estimates pertaining to probability and amount of loss, and incorporate the advice of legal counsel, engineers or other third parties regarding the probable outcomes of the matter. As new developments occur or more information becomes available, our assumptions and estimates of these liabilities may change. If changes in these or other assumptions or the anticipated outcomes we use to estimate contingencies cause a loss to become more likely, it could materially affect future results of operations for any particular quarterly or annual period, but would not be expected to have a material adverse effect on our future liquidity or financial position.
               Environmental Liabilities
We record liabilities for estimated environmental assessment and remediation obligations when we assess that a loss is probable and the amount of the loss can be reasonably estimated. These liabilities are based on management’s best estimate of the undiscounted future obligation. At December 31, 2009 and 2008, we have an accrual for estimated environmental obligations of $7.8 million and $9.2 million, respectively. This obligation is revised during periods in which new or different facts or information become known or circumstances change that affect the previous assumptions with respect to the likelihood or amount of loss. Estimates are based on evaluations and discussions with legal counsel and independent consultants, the current facts and circumstances related to these environmental matters, assumptions regarding existing laws, and prior experience with remediation activities. Our accrued environmental liabilities could change substantially in the future due to revised assumptions with respect to the nature and extent of any contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the EPA, the FERC and other governmental authorities on these matters. We continue to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated environmental costs.
We consider prudently incurred environmental assessment and remediation costs and costs associated with compliance with environmental standards to be recoverable through rates and thus not likely having a significant effect on financial condition or results of operations. To date, we have been permitted recovery of environmental costs, and it is our intent to continue seeking recovery of such costs through future rate proceedings.
Consolidated Financial Statements, page 57
Northwest’s Report of Independent Registered Public Accounting Firm, page 72
5.	We note the reference in the Northwest audit opinion to a financial statement schedule listed in the Index at Item 15(a). Since this financial statement schedule only appears to be

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

included in Northwest’s stand-alone Form 10-K, please revise future filings to ensure that the audit opinion does not refer to schedules outside of your Form 10-K.
Response
In future filings we will request our independent auditors modify their report on Northwest to not make reference to schedules outside of WMZ’s Form 10-K.
Northwest’s Consolidated Financial Statements, page 73
Note 1. Summary of Significant Accounting Policies, page 78

Use of Estimates, page 79
6.	We note that you disclose that the estimates and assumptions which are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include impairment assessments of long-lived assets, depreciation and asset retirement obligations. Please tell us how you considered discussing each of these estimates in your critical accounting policies in MD&A and why you believe these items are not critical accounting policies.

Response

In determining whether an accounting estimate involved in applying our company’s accounting policies would warrant disclosure in MD&A as a critical accounting policy, we consider:
•	the levels of subjectivity and judgment involved with such estimates; and

•	whether the reasonably likely change in assumptions would result in a material impact on financial condition or operating results.
Our evaluation of our accounting policies related to impairment assessments of long-lived assets, depreciation and asset retirement obligations is as follows:
               Impairment Assessments of Long-lived Assets
Our natural gas pipeline system, which represents all of our significant long-lived assets, is regulated by the Federal Energy Regulatory Commission (FERC) which approves transportation and storage rates that allow us to recover the full cost of operating our pipeline system, including a reasonable rate of return. FERC regulation also extends to the certification and construction of new facilities, as well as the acquisition, extension, disposition or abandonment of facilities. Given the regulated nature of our business, the high likelihood of ongoing return on our assets, and the absence of any impairment triggering events or circumstances in periods presented, we believe our impairment assessments of long-lived assets policy does not meet the criteria noted previously and therefore has not been included as a critical accounting policy.
               Depreciation
Our depreciation rates are approved by the FERC and remain fixed for the duration of the rate period. While depreciation rates may change with each new rate filing, previous depreciation rate fluctuations have not been significant. While rate cases can occur frequently, we have only

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

had two separate rate cases in the last 13 years, with the latest becoming effective January 1, 2007. Based upon the regulation of depreciation rates and the consistency of such rates over time, we believe our depreciation policy does not meet the criteria noted previously and therefore has not been included as a critical accounting policy.
               Asset Retirement Obligations
Our assessment of asset retirement obligations considers the following factors:
•	Estimated useful life of assets

•	Estimated retirement costs

•	Inflation rates

•	Discount rate

•	Market risk premium
We record an asset and a liability equal to the present value of each expected future asset retirement obligation (ARO). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and offset by a regulatory asset, as such amounts are expected to be recovered in future rates. Our estimate utilizes judgments and assumptions regarding the extent of our obligations, the costs to abandon and the timing of abandonment. Our recorded ARO is based on the assumption that the abandonment of our assets generally occurs in approximately 65 years. As new developments occur or more information becomes available, our assumptions and estimates of our expected future ARO may change.
At December 31, 2009, our ARO balance was $86.7 million, which we do not consider to be material relative to our net property, plant and equipment balance of more than $1.9 billion or our consolidated balance sheet as a whole. Furthermore, we are currently recovering for AROs in our FERC-approved rates collected from customers and expect to continue such recovery in the future. Thus changes in our assumptions and estimates are not likely to materially affect our future results of operations or financial position.
Considering our assessment that our ARO is not material, the length of time prior to anticipated retirement, and the probability of recovery in our rates, we currently do not believe this policy meets the criteria noted previously to be included as a critical accounting policy.
Note 10. Asset Retirement Obligations, page 93
7.	We note that you recorded a $27.8 million increase in your asset retirement obligation during fiscal 2008 due to changes in estimates. Please tell us the reasons for this adjustment and disclose the reasons for significant estimate changes in future filings.

Response

The increase to our asset retirement obligation during fiscal 2008 was attributed to an increase in cost of removal estimates primarily due to higher contractor and fuel costs. Updated estimates were based upon input from third party contractors who specialize in removal of transmission assets.

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

We will disclose the reasons for significant estimate changes in future filings.
Index to Exhibits, page 116
8.	We note that you have incorporated by reference several agreements as material contracts under Item 601(b) (10) of Regulation S-K; however, it does not appear that you filed complete copies of such agreements. Specifically, it does not appear that you filed all schedules or similar attachments to Exhibit 10.10 – Credit Agreement dated as of May 1, 2006, and Exhibit 10.16 – Credit Agreement dated as of February 17, 2010. With your next current or periodic report, please file complete copies of these agreements, including all schedules or similar attachments. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response

As to Exhibit 10.16 – Credit Agreement dated as of February 17, 2010, all schedules or similar attachments will be filed with our next current or periodic report. As to Exhibit 10.10 – Credit Agreement dated as of May 1, 2006, we are no longer a potential borrower under, or a party to, that agreement and, as a result, it will no longer be listed as an exhibit to our future filings.
Signatures, page 118
9.	We note that there is no conformed signature for La Fleur C. Browne. Please confirm to us whether La Fleur C. Browne signed this filing and ensure that all future filings are signed by and include the conformed signature of any attorney-in-fact.

Response

We confirm that La Fleur C. Browne did sign the WMZ Form 10-K and the absence of her conformed signature on the filing is a typographical error. We will ensure that all future filings are signed by and include the conformed signatures of any attorney-in-fact.
Northwest Pipeline GP Form 10-K for the Fiscal Year Ended December 31, 2009
General
10.	Please apply the above comments regarding Williams Pipeline Partners L.P.’s 10-K to the extent applicable to this filing.
Response
We will apply the above comments regarding WMZ’s 10-K to the extent applicable to Northwest’s filing.
Properties, page 24
11.	Please state the location and general character of your principal plants or other materially important physical properties. For example, you state that your compressor stations are located on lands owned by you, but you do not provide their locations. See Item 102 of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

Response
The following language stating the location and general character of our principal plants or other materially important physical properties will be included in Item 2. Properties in future annual filings:
We own our system in fee simple. However, a substantial portion of our system is constructed and maintained on and across properties owned by others pursuant to rights-of-way, easements, permits, licenses or consents. Our compressor stations, with associated facilities, are located in whole or in part upon lands owned by us and upon sites held under leases or permits issued or approved by public authorities. Land owned by others, but used by us under rights-of-way, easements, permits, leases, licenses, or consents, includes land owned by private parties, federal, state and local governments, quasi-governmental agencies, or Native American tribes.
Our pipeline system, which includes our compressor stations, extends from the San Juan Basin in northwestern New Mexico and southwestern Colorado through the states of Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington. The Plymouth LNG facility is located in the state of Washington on lands owned in fee simple by us. We lease our corporate offices in Salt Lake City, Utah.
Various credit arrangements restrict the sale or disposal of a major portion of our pipeline system.
Item 11. Executive Compensation, page 70
12.	In the last paragraph on page 70 you state that Williams charges you an allocated amount for services its employees provide to you. Please describe the method used in allocating these amounts.

Response

The following language describing the method used in allocating these amounts will be included in future annual filings:

Williams charges us an allocated amount for the services of Williams’ employees who dedicate time to our affairs. Such expenses have been allocated to us by Williams primarily based upon the Modified Massachusetts formula, which is a FERC-approved method utilizing a combination of net revenues, gross payroll and gross plant for the allocation base.

A similar description of the allocation method was included in Note 9. Transactions with Major Customers and Affiliates within Northwest’s financial statements.
               In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
•	The adequacy and accuracy of the disclosure in the filings is the responsibility of Williams Pipeline Partners L.P. and Northwest Pipeline GP respectively.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

H. Christopher Owings
United States Securities and Exchange Commission
June 18, 2010

•	Williams Pipeline Partners L.P. and Northwest Pipeline GP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any further questions or comments.
Sincerely,

/s/ Ted T. Timmermans	/s/ R. Rand Clark

Ted T. Timmermans	Rand Clark
Vice President, Controller, and	Controller of
Chief Accounting Officer of	Northwest Pipeline GP
Williams Pipeline Partners GP LLC